SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934

(Amendment No. 6)*

SIRIUS XM HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

82968B103
(CUSIP Number)

Renee L. Wilm, Esq.

Chief Legal Officer and Chief Administrative Officer

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 1, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 82968B103

1.	Names of Reporting Persons Liberty Media Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,205,832,796 shares (1)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 3,205,832,796 shares (1)
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,205,832,796 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.
13.	Percent of Class Represented by Amount in Row (11) 80.2% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)   3,066,299,360 of the shares beneficially owned by Liberty Media Corporation are held indirectly through control of wholly-owned subsidiaries of Liberty Media Corporation.

(2) Based on shares of Common Stock outstanding as of October 26, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 6)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

SIRIUS XM HOLDINGS INC.

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Sirius XM Holdings Inc., a Delaware corporation (the “Issuer”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) with respect to the Issuer and its predecessor by Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on January 22, 2013, as amended by Amendment No. 1 filed with the Commission on May 10, 2013, Amendment No. 2 filed with the Commission on October 15, 2013, Amendment No. 3 filed with the Commission on January 3, 2014, Amendment No. 4 filed with the Commission on March 17, 2014 and Amendment No. 5 filed with the Commission on November 3, 2014 (together, the “Liberty Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D constitutes Amendment No. 6 to the Liberty Schedule 13D (the “Amendment,” and together with the Liberty Schedule 13D, this “Statement”).  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D. Except as set forth herein, the Liberty Schedule 13D is unmodified.

Item 2. Identity and Background

The information contained in Item 2(d)-(f) of the Liberty Schedule 13D is hereby amended and restated in its entirety as follows:

(d) - (f)

Schedule 1, attached to this Statement and incorporated herein by reference, provides the required information with respect to each executive officer and director, as applicable, of the Reporting Person (the “Schedule 1 Persons”). Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 4 of this Amendment is incorporated by reference into this Item.

Item 4. Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following:

On November 1, 2021, Liberty entered into an Exchange Agreement (the “Exchange Agreement”) with the counterparties thereto (collectively, the “Holders”) to acquire an aggregate of 43,658,800 shares of Common Stock in exchange (the “Exchange”) for the issuance by Liberty to the Holders of an aggregate of 5,347,320 shares of Liberty’s Series A Liberty SiriusXM Common Stock, par value $0.01 per share, in a transaction intended to qualify as a reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the “Code”). The exchange ratio was market-based with no premium. The Exchange closed on November 3, 2021 and, as a result, Liberty and the Issuer became members of the same consolidated tax group. As previously disclosed, on February 1, 2021, Liberty entered into a tax sharing agreement with the Issuer governing the allocation of consolidated and combined tax liabilities and setting forth agreements with respect to other tax matters.  The tax sharing agreement was negotiated by Liberty with a committee of the board of directors of the Issuer consisting of independent and disinterested directors of the Issuer (the “Special Committee”).

Also on November 1, 2021, Liberty and the Issuer entered into an agreement (the “253 Letter Agreement”) whereby Liberty agreed not to effect any merger of the Issuer pursuant to Section 253 of the General Corporation Law of the State of Delaware (or any successor to such statute) without obtaining the prior approval of the Special Committee (or any successor special committee of independent and disinterested directors of the Issuer) as well as an agreement regarding certain tax matters relating to the Exchange, including the adoption of the Exchange Agreement as a “plan of reorganization.” Each of these agreements between Liberty and the Issuer was negotiated by Liberty with the Special Committee.

The foregoing summaries of the Exchange Agreement and the 253 Letter Agreement are qualified by full reference to the full texts of such agreements, which documents are incorporated herein by reference and attached as Exhibit 7(d) and Exhibit 7(e) respectively to this Amendment.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is amended and restated in its entirety as follows:

(a)       As of November 3, 2021, the Reporting Person beneficially owns 3,205,832,796 shares of Common Stock, which represent 80.2% of the shares of Common Stock deemed outstanding (as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended). The number of shares deemed outstanding is based upon 3,999,493,824 shares of Common Stock outstanding as of October 26, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021. John C. Malone, Gregory B. Maffei and Evan D. Malone beneficially own 267,141 shares, 882,528 shares and 437,161 shares of Common Stock, respectively, as of the date hereof, which, with respect to Messrs. Maffei and Evan D. Malone, includes 404,388 and 327,593 stock options, respectively, exercisable within the next 60 days.

(b)       The Reporting Person has the sole power to vote or to direct the voting of shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares. 3,066,299,360 of the shares beneficially owned by the Reporting Person are held indirectly through control of wholly-owned subsidiaries of the Reporting Person.

(c)       Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following:

The information contained in Item 4 of this Amendment is incorporated by reference into this Item.

Liberty SIRI Marginco, LLC, a wholly-owned special purpose subsidiary of the Reporting Person (the “Borrower”), is a party to the Third Amended and Restated Margin Loan Agreement, dated as of February 24, 2021 (the “2021 Loan Agreement”), with BNP Paribas, New York Branch, as administrative agent, BNP Paribas, as calculation agent, and the lenders party thereto, which replaced the 2014 Loan Agreement (as amended and restated from time to time).  The 2021 Loan Agreement is comprised of an $875 million term loan facility and an $875 million revolving loan facility. The maturity date of all loans under the 2021 Loan Agreement is March 23, 2024.  The Borrower’s obligations under the 2021 Loan Agreement are secured by a first priority lien on one billion shares of Common Stock.

Item 7. Material to be Filed as Exhibits

The information contained in Item 7 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following:

7(d)	Exchange Agreement, dated November 1, 2021, among Liberty Media Corporation and the counterparties thereto

7(e)	Letter Agreement, dated November 1, 2021, between Sirius XM Holdings Inc. and Liberty Media Corporation

7(f)	Assistant Secretary’s Certificate of Liberty Media Corporation

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2021	LIBERTY MEDIA CORPORATION

	By:	/s/ Brittany A. Uthoff
Name: Brittany A. Uthoff
Title: Vice President

EXHIBIT INDEX

7(a)	Investment Agreement, dated as of February 17, 2009, between Sirius XM Radio Inc. and Liberty Radio, LLC (filed as Exhibit 4.55 to the Issuer’s Annual Report on Form 10-K (SEC File No. 000-24710) dated March 9, 2009 and incorporated herein by reference).

7(b)	Assistant Secretary’s Certificate of Liberty Media Corporation (filed as Exhibit 7(b) to the Reporting Person’s Schedule 13D (SEC File No. 005-50791) dated January 22, 2013 and incorporated herein by reference).

7(c)	Share Repurchase Agreement, dated as of October 9, 2013, by and between Liberty Media Corporation and Sirius XM Radio Inc. (filed as Exhibit 99.2 to the Reporting Person’s Current Report on Form 8-K (SEC File No. 001-35707) dated October 10, 2013 and incorporated herein by reference).

7(d)	Exchange Agreement, dated November 1, 2021, among Liberty Media Corporation and the counterparties thereto.

7(e)	Letter Agreement, dated November 1, 2021, between Sirius XM Holdings Inc. and Liberty Media Corporation.

7(f)	Assistant Secretary’s Certificate of Liberty Media Corporation.

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Media Corporation (“Liberty”) is set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
John C. Malone	Chairman of the Board and Director of Liberty

Gregory B. Maffei	Chief Executive Officer, President and Director of Liberty

Robert R. Bennett	Director of Liberty; Managing Director of Hilltop Investments, LLC

Derek Chang	Director of Liberty

Brian M. Deevy	Director of Liberty

M. Ian G. Gilchrist	Director of Liberty

Evan D. Malone	Director of Liberty; President of NextFab Studio, LLC and Owner and Manager of 1525 South Street LLC

David E. Rapley	Director of Liberty

Larry E. Romrell	Director of Liberty

Andrea L. Wong	Director of Liberty

Brian J. Wendling	Chief Accounting Officer and Principal Financial Officer of Liberty

Albert E. Rosenthaler	Chief Corporate Development Officer of Liberty

Renee L. Wilm	Chief Legal Officer and Chief Administrative Officer of Liberty